Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – December 5, 2019

Fortis INC. Announces Exercise of C$90 million
OVer-Allotment Option in previously announced bought deal

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced today that it has issued a total of 1,726,500 common shares of Fortis (the "Common Shares") as a result of the exercise of the over-allotment option (the "Over-Allotment Option") granted by the Corporation to a syndicate of underwriters led by Scotia Capital Inc., CIBC Capital Markets and RBC Capital Markets under its previously announced bought deal public offering (the "Bought Deal"). The exercise of the Over-Allotment Option resulted in gross proceeds to Fortis of C$90 million and, together with the Bought Deal, aggregate gross proceeds of C$690 million.

The net proceeds will be used to fund the Corporation's capital plan, repay indebtedness of Fortis and for general corporate purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedar.com or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, the Corporation's expected use of the net proceeds.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com

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